Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645

     The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include references made in the following press release, such as statements regarding:

o    future financial and operating results,

o    the proposed Clear Channel/Ackerley merger, and

o    the operation and prospects of the combined Clear Channel/Ackerley.

     Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the Ackerley stockholders to approve the merger; the risk that the Clear Channel and Ackerley businesses will not be integrated successfully; costs related to the merger; risks of new and changing regulation in the U.S. and internationally.

     For a detailed discussion of these and other cautionary statements, please refer to Clear Channel's filings with the Securities and Exchange Commission, especially in the "Item 1. Business - Forward-Looking Statements May Prove Inaccurate" section of Clear Channel's Form 10-K for the fiscal year ended December 31, 2000.

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THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CLEAR CHANNEL ON OCTOBER 8,
2001.

     SAN ANTONIO--(BUSINESS WIRE)--Oct. 8, 2001--Lowry Mays, Chairman and CEO of Clear Channel Worldwide (NYSE:CCU) and Barry Ackerley, Chairman and Chief Executive Officer of The Ackerley Group (NYSE:AK) announced today that the companies have entered into a definitive merger agreement. The Ackerley Group is a diversified media company with outdoor, television, radio and interactive media assets. Clear Channel Worldwide is a global leader in the out-of home advertising industry with radio and television stations, outdoor displays, and entertainment venues in 64 countries around the world.

     Lowry Mays said: "We are very excited to have The Ackerley Group join the Clear Channel family. They have assembled a truly unique set of assets with top quality personnel that will be a great complement to Clear Channel. This transaction allows Clear Channel to enter Boston, Seattle and Portland, Oregon, three of the top 25 U.S. outdoor advertising markets. Seattle is also a top 25 U.S. radio market where we currently have no presence. In addition, this acquisition enables us to offer our advertising customers more cross-platform advertising opportunities, because we have a radio station, outdoor advertising operation or live entertainment venue presence in 15 of their 18 television markets."

     "Over the past 26 years, The Ackerley Group has established a reputation for building quality assets and a quality working environment for employees," said Barry Ackerley, chairman and CEO of The Ackerley Group. "We are proud of that legacy and we are pleased to be part of this transaction in the best interest of our shareholders."

     The Ackerley Group currently operates over 6,000 outdoor displays in the Boston, Seattle and Portland, Oregon metropolitan markets. In addition to the outdoor displays, the Company also owns 16 television stations and provides programming and sales for two other television stations, owns four radio stations, provides sales and other services to one additional radio station and operates interactive news portals in three of its television markets.

     The specific assets include:

o Outdoor advertising: Boston (2,507 displays), Seattle (2,233) and Portland, Oregon (1,355).

o    Radio: Seattle (KJR-AM, KBTB-FM, KUBE-FM, KHHO-AM and KFNK-FM)

o    Television:  In Alaska:  Fairbanks (KTVF).  In British Columbia:  Vancouver
     (KVOS). In California:  Bakersfield (KGET),  Eureka (KVIQ),  Fresno-Visalia
     (KGPE), Monterey-Salinas (KCBA, KION), Santa Barbara-Santa Maria-San Luis Obispo (KCOY, KKFX), Santa Rosa (KFTY). In New York: Binghamton (WIVT,
     WBGH), Elmira (WETM), Rochester (WOKR), Syracuse (WIXT), Utica (WUTR), Waterton (WWTI). In Oregon: Eugene (KMTR).

o    Interactive   Media:   Bakersfield,    California   (iKnowBakersfield.com),
     Rochester, New York (iKnowRochester.com) and Monterey-Salinas, California (iKnowCentralCoast.com).

     Under the terms of the agreement, The Ackerley Group's shareholders will receive 0.35 shares of Clear Channel Communications, Inc. common stock for each share of The Ackerley Group they own. The transaction is expected to be consummated during the first quarter of 2002. The transaction is subject to the approval of the stockholders of The Ackerley Group, the Federal Communications Commission and the Department of Justice.

About Clear Channel Worldwide

     Clear Channel Worldwide, headquartered in San Antonio, Texas, is a global leader in the out-of home advertising industry with radio and television stations, outdoor displays, and entertainment venues in 64 countries around the world. Including announced transactions, Clear Channel operates approximately 1,220 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel also operates approximately 770,000 outdoor advertising displays, including billboards, street furniture and transit panels across the world. Clear Channel Entertainment is one of the world's largest diversified promoters, producers and presenters of live entertainment events and is a leading fully integrated sports marketing and management company.

     Certain statements in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Visit our website at www.clearchannel.com.

CONTACT: Clear Channel Worldwide
         Media:  Rebecca Allmon, 210/832-3536
         or
         Investors: Randy Palmer, 210/832-3315
         www.clearchannel.com

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INVESTORS    AND   SECURITY    HOLDERS   ARE   ADVISED   TO   READ   THE   PROXY
STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CLEAR CHANNEL COMMUNICATIONS, INC.
INVESTORS   AND   SECURITY   HOLDERS  MAY  OBTAIN  A  FREE  COPY  OF  THE  PROXY
STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CLEAR CHANNEL AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM CLEAR CHANNEL BY DIRECTING SUCH REQUEST TO CLEAR CHANNEL COMMUNICATIONS, INC., 200 EAST BASSE ROAD, SAN ANTONIO, TEXAS 78209, ATTN: INVESTOR RELATIONS, TEL: (210) 822-2828.